UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Highline Wellness Inc.

Legal status of issuer

      Form
      c-corp

      Jurisdiction of Incorporation/Organization
      Delaware, United States

      Date of organization
      January 1, 2019

Physical address of issuer
413 W 14th St, New York, NY 10014

Website of issuer
https://highlinewellness.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 2.5% of the number of securities sold.

Type of security offered
Series Seed+ Preferred Stock

Target number of Securities to be offered
12,293

Price (or method for determining price)
$2.0337

Target offering amount
$25,000

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☑   First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$1,235,000

Deadline to reach the target offering amount
February 8, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,469,530	$1,406,975
Cash & Cash Equivalents	$375,344	$319,189
Accounts Receivable	$6,177	$29,844
Short-term Debt	$1,634,641	$586,690
Long-term Debt	$141,228	$176,734
Revenues/Sales	$4,533,245	$3,877,824
Cost of Goods Sold	$1,845,872	$1,352,657
Taxes Paid	$0	$0
Net Income	$(2,538,612)	$(411,374)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Testing The Waters Materials

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
November 25, 2022

Highline Wellness Inc.



Up to $1,235,000 of Preferred Equity

Highline Wellness Inc., ("Highline Wellness", "Highline", the "Company," "we," "us", or "our"), is offering up to $1,235,000 worth of Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by February 8, 2023 (the "Grace Period Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by January 25, 2023 (the "Offering End Date") will be permitted to increase their subscription amount at any time on or before the Grace Period Date, upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Offering End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,235,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is approximately [$1,000] per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's

management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2023.

Once posted, the annual report may be found on the Company's website at https://highlinewellness.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/highline.wellness

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Highline Wellness Inc., Inc. ("the Company") is a Delaware, United States c-corp, incorporated on January 1, 2019.

The Company is located at 413 W 14th St, New York, NY 10014.

The Company's website is https://highlinewellness.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/highline.wellness and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Series Seed+ Preferred Stock being offered	$25,000
Maximum amount of Series Seed+ Preferred Stock	$1,235,000
Purchase price per Security	$2.0337
Minimum investment amount per investor	$1,000
Offering deadline	February 8, 2023
Use of proceeds	See the description of the use of proceeds on page 14 hereof.
Voting Rights	See the description of the voting rights on pages 15, 18, and 19.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy,

are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The CBD market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Christopher Roth, Brendan Rogers, and Arin Maercks. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The SEC is monitoring the cannabis industry and may halt or prevent the offering or sale of the Company's securities due to the bad acts of others. On May 16, 2014, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in marijuana-related companies. The SEC noted an increase in the number of investor complaints regarding marijuana-related investments. The SEC issued temporary trading suspensions for the common stock of five different marijuana-related companies. Due to the stigma created by the bad acts of 11 others in the industry, the SEC may halt trading and offerings in all marijuana-related companies which would have a material adverse effect on the Company's ability to raise capital and their business. Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect the Company's proposed operations, and the Company cannot predict the impact that future regulations may have. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require the Company to incur substantial costs associated with compliance or alter the business plan. In addition, violations of these laws, or allegations of such violations, could disrupt its business and result in a material adverse effect on operations. It is also possible that regulations may be enacted in the future that will be directly applicable to the proposed business. The Company cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can they determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on business.

The Company may have difficulty accessing the service of banks, which may make it difficult to contract for real estate needs. Financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statute, and the Bank Secrecy Act. Recent guidance issued by FinCen, a division of the U.S. Department of the Treasury, clarifies how financial institutions can provide services to cannabis-related businesses consistent with their obligations under the

Bank Secrecy Act. Furthermore, supplemental guidance from the U.S. Department of Justice directs federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. Nevertheless, banks remain hesitant to offer banking services to cannabis-related businesses. Consequently, those businesses involved in the regulated medical-use cannabis industry continue to encounter difficulty establishing banking relationships. The Company's inability to maintain its current bank accounts would make it difficult for it to operate its business, increase its operating costs, and pose additional operational, logistical, and security challenges and could result in the Company's inability to implement their business plan.

Its ability to grow the Company's business depends on state laws pertaining to the cannabis industry. Continued development of the medical-use cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated medical-use cannabis industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact the legislative process. For example, states that voted to legalize medical and/or adult-use cannabis in the November 2016 election cycle have seen significant delays in the drafting and implementation of regulations related to the industry. In addition, burdensome regulation at the state level could slow or stop further development of the medical-use cannabis industry, such as limiting the medical conditions for which medical cannabis can be recommended by physicians for treatment, restricting the form in which medical cannabis can be consumed, imposing significant registration requirements on physicians and patients or imposing significant taxes on the growth, processing and/or retail sales of cannabis, which could have the impact of dampening growth of the cannabis industry and making it difficult for cannabis businesses to operate profitably in those states. FDA regulation of medical-use cannabis and the possible registration of facilities where medicaluse cannabis is grown could negatively affect the medical-use cannabis industry and its financial condition. Should the federal government legalize cannabis for medical-use, it is possible that the U.S. Food and Drug Administration, or the FDA, would seek to regulate it under the Food, Drug, and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations including certified good manufacturing practices, or CGMPs, related to the growth, cultivation, harvesting, and processing of medical cannabis. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where medical-use cannabis is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, it does not know what the impact would be on the medical-use cannabis industry, including what costs, requirements, and possible prohibitions may be enforced. If the Company is unable to comply with the regulations or registration as prescribed by the FDA, the Company may be unable to continue to operate.

Medical-use cannabis remains illegal under federal law, and therefore, strict enforcement of federal laws regarding medical-use cannabis would prevent the Company from executing its business plan. Cannabis is a Schedule I controlled substance under the Controlled Substance Act ("CSA"). Even in those jurisdictions in which the manufacture and use of medical cannabis has been legalized at the state level, the possession, use, and cultivation all remain violations of federal law that are punishable by imprisonment and substantial fines. Moreover, individuals and entities may violate federal law if they intentionally aid and abet another in violating these federal controlled substance laws, or conspire with another to violate them. The U.S. Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that it is the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. While its product may be used to grow a variety of plants, it would not be realistic to expect that it would be able to execute its business plan if the federal government were to strictly enforce federal law regarding cannabis. The U.S. Department of Justice, under the Obama administration, issued memoranda, including the so-called "Cole Memo" on August 29, 2013, characterizing enforcement of federal cannabis prohibitions under the CSA to prosecute those complying with state regulatory systems allowing the use, manufacture, and distribution of medical cannabis as an inefficient use of federal investigative and prosecutorial resources when state regulatory and enforcement efforts are effective with respect to enumerated federal enforcement priorities under the CSA. In the "Cole Memo," the U.S. Department of Justice provided guidance to all federal prosecutors indicating that federal enforcement of the CSA against cannabis-related conduct should be focused on eight priorities, which are to prevent: (1) distribution of cannabis to minors; (2) revenue from sale of cannabis to criminal enterprises, gangs, and cartels; (3) transfer of cannabis from states where it is legal to states where it is illegal; (4) cannabis activity from being a pretext for trafficking of other illegal drugs or illegal activity; (5) violence or use of firearms in cannabis cultivation and distribution; (6) drugged driving and adverse public health consequences from cannabis use; (7) growth of cannabis on federal lands; and (8) cannabis possession or use on federal property. In addition, Congress enacted an omnibus spending bill for fiscal year 2016

including a provision prohibiting the U.S. Department of Justice (which includes the DEA) from using funds appropriated by that bill to prevent states from implementing their medical-use cannabis laws. This provision, however, is effective only until April 28, 2017 and must be renewed by Congress. In USA vs. McIntosh, the United States Court of Appeals for the Ninth Circuit held that this provision prohibits the U.S. Department of Justice from spending funds from relevant appropriations acts to prosecute individuals who engage in or conduct permitted by state medical-use cannabis laws and who strictly comply with such laws. However, the Ninth Circuit's opinion, which only applies to the states of Alaska, Arizona, California, Hawaii, and Idaho, also held that persons who do not strictly comply with all state laws and regulations regarding the distribution, possession and cultivation of medical-use cannabis have engaged in conduct that is unauthorized, and in such instances the U.S. Department of Justice may prosecute those individuals. Additionally, financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statutes and the Bank Secrecy Act. However, supplemental guidance from the U.S. Department of Justice directs federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. Federal prosecutors have significant discretion and no assurance can be given that the federal prosecutor in each judicial district where it purchases a property will agree that its activities do not involve those enumerated in the Cole Memo. Furthermore, based on the Trump administration in general and the stated position of the Attorney General of the United States in particular, there is also no guarantee that the current administration or future administrations will not revise the federal enforcement priorities enumerated in the Cole Memo or otherwise choose to strictly enforce the federal laws governing cannabis production or distribution. At this time, it is unknown whether the Trump administration will change the federal government's current enforcement posture with respect to state-licensed medical-use cannabis. Any such change in the federal government's current enforcement posture with respect to state-licensed cultivation of medical-use cannabis would result in its inability to execute its business plan and it would suffer significant losses and be required to cease operations. Furthermore, if it were to continue the cultivation and production of medical-use cannabis following any such change in the federal government's enforcement position, it could be subject to criminal prosecution, which could lead to imprisonment and/or the imposition of penalties, fines, or forfeiture. Any changes in state or local laws that reduce or eliminate the ability to cultivate and produce medical-use cannabis would have a material negative impact on its business.

The Company projects aggressive growth in 2023. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's Board of Directors has no independent directors, and the Company is not required to add an independent director to its board in this round. The Company is not required to add an independent director to its Board in connection with this Series Seed financing round. As a result, the existing directors will have significant influence over and control all corporate actions requiring board approval. Be advised that the interests of such persons may differ from the interests of the Company's stockholders. An independent director is a director that is not a common holder, family member, or other covered person of the company at the time of appointment. An independent director can ensure that preferred stockholders and investors have representation in board-level decisions, and there is a risk of board representation and desires to be misaligned with that of holders of Series Seed Preferred Stock.

The Company's cash position is relatively weak. The Company currently has only $64,065.82 in cash balances as of September 30, 2022. This equates to about 3 months of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company has outstanding revenue share agreements and liabilities. On May 26, 2022, the Company entered into an agreement for the purchase and sale of future receipts with Bridge Capital Ventures. The purchase amount is $560,000 and bears a specified rate of 15%. On May 26, 2022, the Company entered into a revenue purchase agreement with NewCo Capital group. The purchase amount is $400,000 and bears a specified rate of 15%.

The Company entered into a Growth Line of Credit Agreement with Ampla LLC during fiscal year 2021. The maximum line size is $1,500,000 and the amount in which the Company can draw today is $742,062. The applicable APR is 14%. The total outstanding balance as of December 31, 2021 and December 31, 2020 was $736,347 and $0, respectively. The entire balance is classified as current.

During 2020, the Company founded a subsidiary called Reform Wellness. The reason the Company started this subsidiary was to sell a different type of product and to not dilute the Highline brand. The Company is financing their business operations of this subsidiary. As of December 31, 2021, and December 31, 2020, the amount due from Reform Wellness amounted to $194,995 and $8,284, respectively.

The company currently has secured debt. The Company owes EIDL Loan $150,000 in remaining payments due on May 16, 2050. This may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. The Loan is personally guaranteed by the Founder, Christopher Roth. In addition, the terms of the Loan clarify that upon any event of default, the Lender may declare all or any portion of the Loan to be immediately due and payable. One of the Events of Default, as defined in that agreement is a general inability to pay its debts. The Loan is secured with a continuing security interest in all the Company's assets

The following findings came up in the Bad Actor Check of Highline Wellness Inc. None of these findings are disqualifying events. (i) The Company has outstanding liens and warrants. On June 22, 2021, the City of New York filed a City Tax Lien in the amount of $87 against Highline Wellness, Inc. (ii) On January 8, 2022, the State of Indiana filed a State Tax Warrant in the amount of $67 against Highline Wellness, Inc. (iii) The Company had outstanding litigation. On November 5, 2021, Rasheta Bunting filed a civil suit (Americans with Disabilities) against Highline Wellness, Inc. The lawsuit was filed in the US District Court, New York Eastern and the case status is "Closed" as of January 6, 2022.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,308,232, an operating cash flow loss of $2,328,201, and liquid assets in cash of $375,344, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also

compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions.
Like others in its industry, the Company may face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

The Company's expenses will significantly increase as they seek to execute their current business model.
Although the Company estimates that it has enough runway for [1-2] months, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 29.38% of the Company. Subject to any fiduciary duties owed to our

other owners or investors under New York law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the Series Seed Preferred Stock may be subject to dilution. Purchasers of Series Seed Preferred Stock will have a right of first refusal to participate in future securities offerings of the Company. If the Company conducts subsequent offerings of preferred membership interests or securities convertible into preferred membership interests, issues membership interests pursuant to a compensation or distribution reinvestment plan or otherwise issues additional membership interests, investors who purchase Series Seed Preferred Stock in this Offering who do not participate in those other issuances will experience dilution in their percentage ownership of the Company's outstanding membership interests. Furthermore, Purchasers may experience a dilution in the value of their Series Seed Preferred Stock depending on the terms and pricing of any future membership interest issuances (including the Series Seed Preferred Stock being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series Seed Preferred Stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business

Mental health conditions are increasing rapidly across the US, and there is a lack of available natural and effective remedies. One of the main causes of declining mental health is lack of sleep. 68% of Americans struggle to sleep at

least 1x a week and 41% of people use over the counter sleep aids several times a week. Highline Wellness is equipped to provide fast, trusted, and affordable solutions for the most common everyday life problems - whether for daily or one-time use.

Business Plan

As a natural and effective remedy, Highline has been able to help over 86,000 customers combat these health conditions nationwide. Leveraging influential health and wellness figures across multiple industries, we believe Highline has been able to create a trusted brand that resonates with consumers, and has generated over $15m in sales since launching in 2019. With 2,500 subscribers and a 50% average return rate, we believe Highline is positioned to be a leader in this industry.

Additionally, we believe Highline is prepared to scale rapidly. Management has made strategic connections with national retailers, in preparation for the anticipated FDA designation of CBD as GRAS (generally regarded as safe). This development would begin to set up regulations for the CBD industry, and we plan that Highline will be in a position to capitalize immediately.

Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 8.77% of the proceeds, or $68,875, towards offering expenses; and
- If the Company raises the Maximum Amount through Regulation CF, it will use 8.31% of the proceeds, or $102,625, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Closing Amount Raised	% if Maximum Amount Raised
Celebrities and Influencers	60%	60%
Product Innovation	30%	30%
SEO	10%	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Brendan Rogers	CHIEF FINANCIAL OFFICER	Responsible for accounting, logistics, supply chain, product development, customer behavior analysis, and product design.
Chris Roth	CHIEF EXECUTIVE OFFICER	Responsible for operations, recruitment, strategic partnerships , and public and investor relations.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	[TBD]	Yes	N/A	[TBD]	N/A
EIP STOCK	[TBD]	Only on Conversion	N/A	[TBD]	See COI
EIP Options	[TBD]	Only on Conversion	N/A	[TBD]	See COI
Preferred Stock	[TBD]	Yes	N/A	[TBD]	See COI

The Company has the following debt outstanding:

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

The Company has outstanding liabilities. The Company owes (i) an EDIL Loan $150,000 in remaining payments due on May 15, 2050, (ii) a Kickfurther Consignment Agreement of approximately $303,075 on demand, and (iii) a PPP Loan of approximately $26,733 forgiven in 2021.

The Summary of the future maturities is as follows:

As of Year Ended December 31, 2021

2022	$101,024
2022	$14,123
2022	$14,123
2022	$14,123
2022	$14,123
Thereafter	**$84,737**
Total	**$242,252**

Ownership

A majority of the Company is owned by Christopher Roth.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Christopher Roth	3,194,710 Common Stock	29.38%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Highline Wellness Inc., ("the Company") was incorporated on January 1, 2019 under the laws of the State of Delaware, and is headquartered in 413 W 14th St, New York, NY 10014.

Highline Wellness Inc. was incorporated on October 8, 2018 in the state of Delaware. The financial statements of Highline Wellness Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

Highline Wellness is on a mission to make a more pleasant, chiller world, one dose at a time. A fast-growing, D2C CBD company providing elevated remedies for every moment of your day, Highline's exceptionally effective CBD gummies, oils, topicals and skincare will leave your mind and body completely restored. With products performing at an unmatched quality, the brand's commitment to revolutionizing, while simplifying, the ever-expanding market, allows everyone the chance to elevate their ease anytime, anywhere.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $64,065.82 cash on hand as of September 30, 2022, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is approximately $22,500,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large

institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Seed-1	May 3, 2022	Regulation D	Preferred Equity	$1,650,000	Continuing working capital
SAFE 1	Jul 18, 2019	Regulation D	SAFE	$650,000	Continuing working capital
SAFE 2	Aug 27, 2020	Regulation D	SAFE	$1,588,000	Continuing working capital
SAFE 3	Apr 20, 2021	Regulation D	SAFE	$307,500	Continuing working capital

THE OFFERING AND THE SECURITIES
The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed Preferred Stock Investment Agreement.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is approximately $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed Preferred Stock under Regulation D to accredited investors on materially and substantially the same terms as investors in the Regulation Crowdfunding Offering. The Series Seed Preferred Stock in the Regulation D offering has the same provisions and converts under similar terms to the Series Seed Preferred Stock in this offering.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Previously Issued Preferred Stock
None.

Series Seed Preferred Stock

Dividend Rights
Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Series Seed Preferred Stock is outstanding, holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

The Series Seed Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company as described in the certificate of incorporation.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

What it means to be a minority holder

As an investor in Series Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Series Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During 2020, the Company founded a subsidiary called Reform Wellness. The reason the Company started this subsidiary was to sell a different type of product and to not dilute the Highline brand. The Company is financing their business operations of this subsidiary. As of December 31, 2021, and December 31, 2020, the amount due from Reform Wellness amounted to $194,995 and $8,284, respectively.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;

- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $124,000, the investor is limited to the greater of $2,500 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $124,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $124,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's

initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and/or (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Christopher Roth

_____

(Signature)

Christopher Roth

_____

(Name)

CEO

_____

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Christopher Roth

_____

(Signature)

Christopher Roth

_____

(Name)

CEO

_____

(Title)

November 25, 2022

_____

(Date)

Brendan Rogers

_____

(Signature)

Brendan Rogers

_____

(Name)

CFO

_____

(Title)

November 25, 2022

_____

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

HIGHLINE WELLNESS INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Highline Wellness Inc.
New York, New York

We have reviewed the accompanying financial statements of Highline Wellness Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 19, 2022
Los Angeles, California

HIGHLINE WELLNESS INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	375,344	$	319,189
Acccounts Receivable, net		6,177		29,844
Inventory		668,657		582,685
Due from Related Parties		194,995		8,284
Prepaids and Other Current Assets		224,356		466,973
Total Current Assets		**1,469,530**		**1,406,975**
Total Assets	**$**	**1,469,530**	**$**	**1,406,975**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	755,372	$	490,935
Credit Cards		38,659		-
Current Portion of Loans and Notes		101,024		-
Line of Credit		736,347		-
Other Current Liabilities		3,238		95,756
Total Current Liabilities		**1,634,641**		**586,690**
Promissory Notes and Loans		141,228		176,733
Total Liabilities		**1,775,869**		**763,424**
STOCKHOLDERS EQUITY				
Common Stock		417		412
Additional Paid in Capital		3,386,321		1,797,605
Retained Earnings/(Accumulated Deficit)		(3,693,077)		(1,154,465)
Total Stockholders' Equity		**(306,339)**		**643,552**
Total Liabilities and Stockholders' Equity	**$**	**1,469,530**	**$**	**1,406,975**

See accompanying notes to financial statements.

HIGHLINE WELLNESS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ 4,533,245	$ 3,877,824
Cost of Goods Sold	1,845,872	1,352,657
Gross profit	2,687,373	2,525,167
Operating expenses		
General and Administrative	4,469,306	2,355,896
Research and Development	194,175	164,664
Sales and Marketing	332,124	419,981
Total operating expenses	4,995,605	2,940,540
Operating Income/(Loss)	(2,308,232)	(415,373)
Interest Expense	261,680	-
Other Loss/(Income)	(31,301)	(4,000)
Income/(Loss) before provision for income taxes	(2,538,612)	(411,374)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	$ (2,538,612)	$ (411,374)

See accompanying notes to financial statements.

HIGHLINE WELLNESS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount			
Balance—December 31, 2019	4,000,000	$ 400	$ 1,235,463	$ (743,091)	$ 492,772
Issuance of Stock	119,050	12	556,002		556,014
Share-Based Compensation			6,140		6,140
Net income/(loss)				(411,374)	(411,374)
Balance—December 31, 2020	4,119,050	412	1,797,605	$ (1,154,465)	$ 643,552
Issuance of Stock	46,242	5	1,582,485		1,582,489
Share-Based Compensation			6,231		6,231
Net income/(loss)				(2,538,612)	(2,538,612)
Balance—December 31, 2021	**4,165,292**	**$ 417**	**$ 3,386,321**	**$ (3,693,077)**	**$ (306,339)**

See accompanying notes to financial statements.

HIGHLINE WELLNESS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (2,538,612)	$ (411,374)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Share-based Compensation	6,231	6,140
Changes in operating assets and liabilities:		
Acccounts receivable, net	23,667	(135)
Inventory	(85,972)	(311,833)
Prepaids and Other Current Assets	242,617	(356,676)
Due from Related Parties	(186,711)	(8,284)
Accounts Payable	264,437	375,108
Credit Cards	38,659	-
Other Current Liabilities	(92,518)	52,203
Net cash provided/(used) by operating activities	**(2,328,201)**	**(654,851)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	-	-
Net cash provided/(used) in investing activities	**-**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	1,582,489	556,014
Line of Credit	736,347	-
Borrowing on Promissory Notes and Loans	65,519	176,733
Net cash provided/(used) by financing activities	**2,384,355**	**732,747**
Change in Cash	56,155	77,896
Cash—beginning of year	319,189	241,293
Cash—end of year	**$ 375,344**	**$ 319,189**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 261,680	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	-	
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Highline Wellness Inc. was incorporated on October 8, 2018 in the state of Delaware. The financial statements of Highline Wellness Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

Highline Wellness is on a mission to make a more pleasant, chiller world, one dose at a time. A fast-growing, D2C CBD company providing elevated remedies for every moment of your day, Highline's exceptionally effective CBD gummies, oils, topicals and skincare will leave your mind and body completely restored. With products performing at an unmatched quality, the brand's commitment to revolutionizing, while simplifying, the ever-expanding market, allows everyone the chance to elevate their ease anytime, anywhere.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $125,344 and $69,189, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021 and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using an average method.

Income Taxes

Highline Wellness Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of elevated remedies, effective CBD gummies, oils, topicals and skincare products.

Cost of sales

Costs of goods sold include the cost of goods, ingredients packaging, supplies, and the cost of retail product.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021 and December 31, 2020 amounted to $332,124 and $419,981, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time.

The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects

management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 19, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Finished goods	668,657	582,685
Total Inventory	**$ 668,657**	**$ 582,685**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Prepaid Expenses	190,649	405,217
Shopify Clearing	33,084	61,756
Tax prepayment	624	-
Total Prepaids and Other Current Assets	**$ 224,356**	**$ 466,973**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Gift card	3,238	650
Accrued expenses		75,000
Sales Tax Payable		20,106
Total Other Current Liabilities	$ 3,238	$ 95,756

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Shares with a par value of $0.0001. As of December 31, 2021, and December 31, 2020, 3,515,292 shares of Common Stock have been issued and are outstanding.

6. SHAREBASED COMPENSATION

During 2018, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 2,500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	1,522,041	$ 0.01	-
Granted	326,865		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2020	1,848,906	$ 0.01	1.94
Exercisable Options at December 31, 2020	1,848,906	$ 0.01	1.94
Granted	156,378	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2021	2,005,284	$ 0.01	1.71
Exercisable Options at December 31, 2021	2,005,284	$ 0.01	1.71

Stock option expenses for the years ended December 31, 2021 and December 31, 2020 were $6,231 and $6,140, respectively.

7.   DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021					For the Year Ended December 2020				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
EDIL Loan	$ 150,000	3.75%	5/16/2020	5/16/2050	$ 5,625	9,154	$ 8,772	$ 141,228	$ 150,000	$ 3,529	$ 3,529		$ 150,000	$ 150,000
Kickfurther Consignment Agreement	$ 303,075	12.00%	8/18/2021	On demand	$ 13,452	13,452	$ 92,252	$ -	$ 92,252	$ -	$ -	$ -	$ -	$ -
PPP Loan	$ 26,733	1.00%	4/30/2020	Forgiven in 2021	$ -	-	$ -	$ -	$ -	$ -	$ -		$ 26,733	$ 26,733
Total					$ 19,077	$ 22,606	$ 101,024	$ 141,228	$ 242,252	$ 3,529	$ 3,529	$ -	$ 176,733	$ 176,733

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 101,024
2023	14,123
2024	14,123
2025	14,123
2026	14,123
Thereafter	84,737
Total	$ 242,252

Line of Credit

The Company entered into a Growth Line of Credit Agreement with Ampla LLC during fiscal year 2021. The maximum line size is $1,500,000 and the amount in which the Company can draw today is $742,062. The applicable APR is 14%. The total outstanding balance as of December 31, 2021 and December 31, 2020 was $736,347 and $0, respectively. The entire balance is classified as current.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (646,503)	$ -
Valuation Allowance	646,503	-
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (835,861)	$ (189,358)
Valuation Allowance	835,861	189,358
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $3,039,494, and the Company had state net operating loss ("NOL") carryforwards of approximately $3,039,494. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   RELATED PARTY

During 2020, the Company founded a subsidiary called Reform Wellness. The reason the Company started this subsidiary was to sell a different type of product and to not dilute the Highline brand. The Company is financing their business operations of this subsidiary. As of December 31, 2021, and December 31, 2020, the amount due from Reform Wellness amounted to $194,995 and $8,284, respectively.

10.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through September 19, 2022, which is the date the financial statements were available to be issued.

On May 26, 2022, the Company entered into an agreement for the purchase and sale of future receipts with Bridge Capital Ventures. The purchase amount is $560,000 and bears a specified rate of 15%.

On May 26, 2022, the Company entered into a revenue purchase agreement with NewCo Capital group. The purchase amount is $400,000 and bears a specified rate of 15%.

During 2022, the Company issued 761,561 stock options from the 2018 Equity Incentive Plan.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,308,232, an operating cash flow loss of $2,328,201, and liquid assets in cash of $375,344, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C
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This presentation may contain forward-looking statements and informa
company, its business plan and strategy, and its industry. These statem
with respect to future events based information currently available and
could cause the company's actual results to differ materially. Investors ar
forward-looking statements as they contain hypothetical illustratio
for illustrative purposes, and they do not represent guarantees of future
achievements, all of which cannot be made. Moreover, no person n
responsibility for the accuracy and completeness of forward-looking state
such statements to conform them to actual results.

$1,001	$22,500,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

INVEST IN HIGHLINE WELLNESS

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

HIGHLINE WELLNESS

Website: http://www.highlinewellness.com

Share:

Highline Wellness is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 2.50% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

- Highlights
- Overview
- The Team
- Term Sheet
- Investor Perks
- Prior Rounds
- Market Landscape
- Risks & Disclosures
- Data Room
- 0 comments
- FAQs About Investing
- Contact SeedInvest

Company Highlights

- Reached $15.5M in lifetime revenue and 86K+ customers as of October 2022 since launching in 2019
- Increased sales by more than 3x from 2019 to 2021, reaching $4.5 million in 2021 vs. $1.5 million in 2019 (unaudited)
- Raised over $3.5M from notable angel investors including Michael Simkins (President & CEO, Lion Development Group), Paul Poston (President and CEO at Wellington Insurance Group), Michael Flory (successfully exited five online companies), and more
- Subscription revenue made up 67% of 2021 sales supplying recurring revenue from customer base of (1) 2.5K subscribers that average 9+ orders and (2) a 50% repeat customer rate from non-subscribers and an estimated lifetime value of more than $420 for all returning customers
- Established online presence with advisors including influential health and wellness figures Danielle Bernstein (@weworewhat), Hannah Bronfman, and Alyssa Lynch, resulting in over 4K 5-star reviews, a following of 51K Instagram followers, and a reach of 6M+ total followers across partnered influencers

Fundraise Highlights

- Total Round Size: US $1,500,000
- Raise Description: Seed
- Minimum Investment: US $1,001 per investor
- Security Type: Preferred Equity
- Pre-Money valuation : US $22,500,000
- Target Minimum Raise Amount: US $500,000
- Offering Type: Side by Side Offering

Our products can improve sleep, reduce inflammation, relieve anxiety and provide mental clarity. We're committed to making the most reliable products from high quality CBD, 100% natural & free of chemicals, for every type of customer.

The Problem / Our Solution

Mental health conditions are increasing rapidly across the US, and there is a lack of available natural and effective remedies. One of the main causes of declining mental health is lack of sleep. 68% of Americans struggle to sleep at least 1x a week and 41% of people use over the counter sleep aids several times a week. Highline Wellness is equipped to provide fast, trusted, and affordable solutions for the most common everyday life problems - whether for daily or one-time use.

As a natural and effective remedy, Highline has been able to help over 86,000 customers combat these health conditions nationwide. Leveraging influential health and wellness figures across multiple industries, we believe Highline has been able to create a trusted brand that resonates with consumers, and has generated over $15m in sales since launching in 2019. With 2,500 subscribers and a 50% average return rate, we believe Highline is positioned to be a leader in this industry.

Additionally, we believe Highline is prepared to scale rapidly. Management has made strategic connections with national retailers, in preparation for the anticipated FDA designation of CBD as GRAS (generally regarded as safe). This development would begin to set up regulations for the CBD industry, and we plan that Highline will be in a position to capitalize immediately.

Gallery





Gummies.

Highline Wellness gummies lineup: ACV Gummies, Day Gummies, Immunity Gummies, Night Gummies, Anytime Gummies, Energy Gummies.

Media Mentions



yahoo! · Forbes · M · TRAVEL+LEISURE · New York · ITK.

WELL+GOOD · BuzzFeed · Aol. · COSMOPOLITAN · Men'sHealth · REFINERY29

BAZAAR · BYRDIE · VOGUE · THE/THIRTY · Daily Mail · Esquire

The Team

Founders and Officers



Chris Roth

CHIEF EXECUTIVE OFFICER

Responsible for operations, recruitment, strategic partnerships, and public and investor relations. Chris spent six years at Cowen where he was responsible for selling cannabis market research to hedge funds and introducing Canadian management teams to NY investors. Chris served as the deal captain on the Tilray IPO, the first "pure play" cannabis company to list on the Nasdaq (CNBC).



Brendan Rogers

CHIEF FINANCIAL OFFICER

Responsible for accounting, logistics, supply chain, product development, customer behavior analysis, and product design. Brendan joined from Medidata, where he spent the last four years. At Medidata Brendan was responsible for revenue forecasting and budgeting, bookkeeping, customer retention strategy, customer behavior analysis, and developing multi-tier strategies around optimizing LTV.

Notable Advisors & Investors

 **Hannah Bronfman**    **Alyssa Lynch**    **Baldwin Cunningham**

 **Danielle Bernstein**

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Seed
Round size:	US $1,500,000
Minimum investment:	US $1,001
Target Minimum:	US $500,000

Key Terms

Security Type:	Preferred Equity
Share price:	US $2.0337
Pre-Money valuation:	US $22,500,000
Option pool:	9.1%
Is participating?:	False
Liquidation preference:	1.0x

Additional Terms

Custody of Shares	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Highline Wellness has set an overall target minimum of US $500,000 for the round, Highline Wellness must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Highline Wellness's Form C.
Regulation CF cap:	While Highline Wellness is offering up to US $1,500,000 worth of securities in its Seed, only up to US $1,235,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.
Total Amount Raised:	The Total Amount Raised may include investments made outside of the SeedInvest platform via Regulation D. Off-platform investments from non-affiliates completed after the determination of the escrow target may be counted towards that escrow target.
Update on SeedInvest:	Circle, SeedInvest's parent company, has made the strategic decision to focus on its core business and, as a result, entered into an agreement to divest SeedInvest to fellow fundraising platform, StartEngine. The finalization of this acquisition is contingent upon FINRA approval, which is expected to be received in up to six months. During that time, SeedInvest intends to continue operating as usual, including facilitating investments into startup companies. The value of the securities you purchase through the SeedInvest platform will not be impacted and the securities will continue to be subject to the custodial arrangement outlined in "Custody of Shares". StartEngine will facilitate custody of investments and management of investor actions after the formal closing of the acquisition. Investors will be proactively notified of any actions that may be required and any updated information. Please find more detail at seedinvest.com/about and please reach out to contactus@seedinvest.com with any questions.

Use of Proceeds

If Minimum Amount Is Raised



● Celebrities and Influenc...　● Product Innovation

● SEO

If Maximum Amount Is Raised



● Celebrities and Influenc...　● Product Innovation

● SEO

Investor Perks

Early Bird Perk! - Investors who confirm their investment of at least $2,000 before December 7, 2022 at 11:59 PM ET will receive a Highline Wellness hat + free Highline Wellness 12 month subscription to a product of your choice.

Tier 1 - Invest $1,500 to $2,999 - Receive a free Highline Wellness hat + 3 free products of your choice. Perk value of up to $325.

Tier 2 - Invest $3,000 to $7,499 – Receive a free Highline Wellness Subscription to 2 products of your choice for 6 months. Perk value of up to $1,285.

Tier 3 - Invest $7,500 to $19,999 – Receive a free Highline Wellness Subscription to 3 products of your choice for 12 months. Perk value of up to $3,205.

Tier 4 - Invest $20,000+ - Receive a free Highline Wellness subscription to 3 products of your choice for 24 months. Receive your very own personal Highline Wellness discount code to receive 25% off every order for life - and this can be shared with friends and family. Lastly, be an active member of the Highline team and help with product development: be the first to test and receive all new product launches.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Highline Wellness's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

SAFE 1	
Round Size	US $650,000
Closed Date	Jul 18, 2019
Security Type	SAFE Note
Valuation Cap	US $5,000,000

SAFE 2	
Round Size	US $1,588,000
Closed Date	Aug 27, 2020
Security Type	SAFE Note
Valuation Cap	US $10,000,000

SAFE 3	
Round Size	US $307,500

Seed-1	
Round Size	US $1,650,000

Closed Date	Apr 20, 2021		Closed Date	May 3, 2022
Security Type	SAFE Note		Security Type	Preferred Equity
Valuation Cap	US $20,000,000		Pre-Money valuation	US $20,000,000

Market Landscape



We expect the CBD market to grow 4x from 2021 to 2025 based on full legalization and distribution.

We expect the CBD market to grow 4x from 2021 to 2025 based on full legalization and distribution.

The CBD market has grown substantially despite national retailers being unable to sell ingestible products and key online advertising platforms (i.e., Google, Meta) restricting advertising of CBD products on their platforms.

Despite the challenges, the CBD market has grown to over a $2B industry and upon full legalization we expect the market to multiply to $16B by 2025.

Despite CBD being legalized as part of the 2018 Farm Bill, cannabis as a whole is still considered a level one substance by the DEA, thus the FDA has not labeled CBD as GRAS (generally regarded as safe). This prevents national retailers from selling ingestible CBD products, and also prevents Amazon, Google, and Meta from allowing CBD products to be advertised on their platforms. This dynamic has created a barrier to entry, and requires brands to think outside-the-box when acquiring customers.

Highline Wellness has thoughtfully navigated this challenge, by using strategies such as influencer marketing, SEO and affiliates as a way to acquire customers at a sustainable cost. This dynamic also provides potential upside to brands who are able to establish themselves before the market is fully legalized, which is expected to happen in 2023.

Due to many of the reasons listed above, another dynamic that Highline Wellness will plan to continue to benefit from is the number of CBD brands within the market. That number peaked in Q3 2020 with nearly 3,500 brands, and as of Q1 2022 the number of brands shrank to 2,000, equating to over a 40% reduction of competitors in the market.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The CBD market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Christopher Roth, Brendan Rogers, and Arin Maercks. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The SEC is monitoring the cannabis industry and may halt or prevent the offering or sale of the Company's securities due to the bad acts of others. On May 16, 2014, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in marijuana-related companies. The SEC noted an increase in the number of investor complaints regarding marijuana-related investments. The SEC issued temporary trading suspensions for the common stock of five different marijuana-related companies. Due to the stigma created by the bad acts of 11 others in the industry, the SEC may halt trading and offerings in all marijuana-related companies which would have a material adverse effect on the Company's ability to raise capital and their business. Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect the Company's proposed operations, and the Company cannot predict the impact that future regulations may have. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require the Company to incur substantial costs associated with compliance or alter the business plan. In addition, violations of these laws, or allegations of such violations, could disrupt its business and result in a material adverse effect on operations. It is also possible that regulations may be enacted in the future that will be directly applicable to the proposed business. The Company cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can they determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on business.

The Company may have difficulty accessing the service of banks, which may make it difficult to contract for real estate needs. Financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statute, and the Bank Secrecy Act. Recent guidance issued by FinCen, a division of the U.S. Department of the Treasury, clarifies how financial institutions can provide services to cannabis-related businesses consistent with their obligations under the Bank Secrecy Act. Furthermore, supplemental guidance from the U.S. Department of Justice directs federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. Nevertheless, banks remain hesitant to offer banking services to cannabis-related businesses. Consequently, those businesses involved in the regulated medical-use cannabis industry continue to encounter difficulty establishing banking relationships. The Company's inability to maintain its current bank accounts would make it difficult for it to operate its business, increase its operating costs, and pose additional operational, logistical, and security challenges and could result in the Company's inability to implement their business plan.

Its ability to grow the Company's business depends on state laws pertaining to the cannabis industry. Continued development of the medical-use cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated medical-use cannabis industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact the legislative process. For example, states that voted to legalize medical and/or adult-use cannabis in the November 2016 election cycle have seen significant delays in the drafting and implementation of regulations related to the industry. In addition, burdensome regulation at the state level could slow or stop further development of the medical-use cannabis industry, such as limiting the medical conditions for which medical cannabis can be recommended by physicians for treatment, restricting the form in which medical cannabis can be consumed, imposing significant registration requirements on physicians and patients or imposing significant taxes on the growth, processing and/or retail sales of cannabis, which could have the impact of dampening growth of the cannabis industry and making it difficult for cannabis businesses to operate profitably in those states. FDA regulation of medical-use cannabis and the possible registration of facilities where medicaluse cannabis is grown could negatively affect the medical-use cannabis industry and its financial condition. Should the federal government legalize cannabis for medical-use, it is possible that the U.S. Food and Drug Administration, or the FDA, would seek to regulate it under the Food, Drug, and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations including certified good manufacturing practices, or CGMPs, related to the growth, cultivation, harvesting, and processing of medical cannabis. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where medical-use cannabis is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, it does not know what the impact would be on the medical-use cannabis industry, including what costs, requirements, and possible prohibitions may be enforced. If the Company is unable to comply with the regulations or registration as prescribed by the FDA, the Company may be unable to continue to operate.

Medical-use cannabis remains illegal under federal law, and therefore, strict enforcement of federal laws regarding medical-use cannabis would prevent the Company from executing its business plan. Cannabis is a Schedule I controlled substance under the Controlled Substance Act ("CSA"). Even in those jurisdictions in which the manufacture and use of medical cannabis has been legalized at the state level, the possession, use, and cultivation all remain violations of federal law that are punishable by imprisonment and substantial fines. Moreover, individuals and entities may violate federal law if they intentionally aid and abet another in violating these federal controlled substance laws, or conspire with another to violate them. The U.S. Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that it is the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. While its product may be used to grow a variety of plants, it would not be realistic to expect that it would be able to execute its business plan if the federal government were to strictly enforce federal law regarding cannabis. The U.S. Department of Justice, under the Obama administration, issued memoranda, including the so-called "Cole Memo" on August 29, 2013, characterizing enforcement of federal cannabis prohibitions under the CSA to prosecute those complying with state regulatory systems allowing the use, manufacture, and distribution of medical cannabis as an inefficient use of federal investigative and prosecutorial resources when state regulatory and enforcement efforts are effective with respect to enumerated federal enforcement priorities under the CSA. In the "Cole Memo," the U.S. Department of Justice provided guidance to all federal prosecutors indicating that federal enforcement of the CSA against cannabis-related conduct should be focused on eight priorities, which are to prevent: (1) distribution of cannabis to minors; (2) revenue from sale of cannabis to criminal enterprises, gangs, and cartels; (3) transfer of cannabis from states where it is legal to states where it is illegal; (4) cannabis activity from being a pretext for trafficking of other illegal drugs or illegal activity; (5) violence or use of firearms in cannabis cultivation and distribution; (6) drugged driving and adverse public health consequences from cannabis use; (7) growth of cannabis on federal lands; and (8) cannabis possession or use on federal property. In addition, Congress enacted an omnibus spending bill for fiscal year 2016 including a provision prohibiting the U.S. Department of Justice (which includes the DEA) from using funds appropriated by that bill to prevent states from implementing their medical-use cannabis laws. This provision, however, is effective only until April 28, 2017 and must be renewed by Congress. In USA vs. McIntosh, the United States Court of Appeals for the Ninth Circuit held that this provision prohibits the U.S. Department of Justice from spending funds from relevant appropriations acts to prosecute individuals who engage in or conduct permitted by state medical-use cannabis laws and who strictly comply with such laws. However, the Ninth Circuit's opinion, which only applies to the states of Alaska, Arizona, California, Hawaii, and Idaho, also held that persons who do not strictly comply with all state laws and regulations regarding the distribution, possession and cultivation of medical-use cannabis have engaged in conduct that is unauthorized, and in such instances the U.S. Department of Justice may prosecute those individuals. Additionally, financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statutes and the Bank Secrecy Act. However, supplemental guidance from the U.S. Department of Justice directs federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. Federal prosecutors have significant discretion and no assurance can be given that the federal prosecutor in each judicial district where it purchases a property will agree that its activities do not involve those enumerated in the Cole Memo. Furthermore, based on the Trump administration in general and the stated position of the Attorney General of the United States in particular, there is also no guarantee that the current administration or future administrations will not revise the federal enforcement priorities enumerated in the Cole Memo or otherwise choose to strictly enforce the federal laws governing cannabis production or distribution. At this time, it is unknown whether the Trump administration will change the federal government's current enforcement posture with respect to state-licensed medical-use cannabis. Any such change in the federal government's current enforcement posture with respect to state-licensed cultivation of medical-use cannabis would result in its inability to execute its business plan and it would suffer significant losses and be required to cease operations. Furthermore, if it were to continue the cultivation and production of medical-use cannabis following any such change in the federal government's enforcement position, it could be subject to criminal prosecution, which could lead to imprisonment and/or the imposition of penalties, fines, or forfeiture. Any changes in state or local laws that reduce or eliminate the ability to cultivate and produce medical-use cannabis would have a material negative impact on its business.

The Company projects aggressive growth in 2023. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve

known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's Board of Directors has no independent directors, and the Company is not required to add an independent director to its board in this round. The Company is not required to add an independent director to its Board in connection with this Series Seed financing round. As a result, the existing directors will have significant influence over and control all corporate actions requiring board approval. Be advised that the interests of such persons may differ from the interests of the Company's stockholders. An independent director is a director that is not a common holder, family member, or other covered person of the company at the time of appointment. An independent director can ensure that preferred stockholders and investors have representation in board-level decisions, and there is a risk of board representation and desires to be misaligned with that of holders of Series Seed Preferred Stock.

The Company's cash position is relatively weak. The Company currently has only $64,065.82 in cash balances as of September 30, 2022. This equates to about 3 months of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company has outstanding revenue share agreements and liabilities. On May 26, 2022, the Company entered into an agreement for the purchase and sale of future receipts with Bridge Capital Ventures. The purchase amount is $560,000 and bears a specified rate of 15%. On May 26, 2022, the Company entered into a revenue purchase agreement with NewCo Capital group. The purchase amount is $400,000 and bears a specified rate of 15%.

The Company entered into a Growth Line of Credit Agreement with Ampla LLC during fiscal year 2021. The maximum line size is $1,500,000 and the amount in which the Company can draw today is $742,062. The applicable APR is 14%. The total outstanding balance as of December 31, 2021 and December 31, 2020 was $736,347 and $0, respectively. The entire balance is classified as current.

During 2020, the Company founded a subsidiary called Reform Wellness. The reason the Company started this subsidiary was to sell a different type of product and to not dilute the Highline brand. The Company is financing their business operations of this subsidiary. As of December 31, 2021, and December 31, 2020, the amount due from Reform Wellness amounted to $194,995 and $8,284, respectively.

The company currently has secured debt. The Company owes EIDL Loan $150,000 in remaining payments due on May 16, 2050. This may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. The Loan is personally guaranteed by the Founder, Christopher Roth. In addition, the terms of the Loan clarify that upon any event of default, the Lender may declare all or any portion of the Loan to be immediately due and payable. One of the Events of Default, as defined in that agreement is a general inability to pay its debts. The Loan is secured with a continuing security interest in all the Company's assets

The following findings came up in the Bad Actor Check of Highline Wellness Inc. None of these findings are disqualifying events. (i) The Company has outstanding liens and warrants. On June 22, 2021, the City of New York filed a City Tax Lien in the amount of $87 against Highline Wellness, Inc. (ii) On January 8, 2022, the State of Indiana filed a State Tax Warrant in the amount of $67 against Highline Wellness, Inc. (iii) The Company had outstanding litigation. On November 5, 2021, Rasheta Bunting filed a civil suit (Americans with Disabilities) against Highline Wellness, Inc. The lawsuit was filed in the US District Court, New York Eastern and the case status is "Closed" as of January 6, 2022.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,308,232, an operating cash flow loss of $2,328,201, and liquid assets in cash of $375,344, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	LAST MODIFIED	TYPE
› 🗀 Financials (3 files)	Nov 23, 2022	Folder
› 🗀 Fundraising Round (1 file)	Nov 23, 2022	Folder
› 🗀 Investor Agreements (1 file)	Nov 23, 2022	Folder
› 🗀 Miscellaneous (4 files)	Nov 23, 2022	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and

academy.

Making an Investment in Highline Wellness

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Highline Wellness. Once Highline Wellness accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Highline Wellness in exchange for your securities. At that point, you will be a proud owner in Highline Wellness.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Your accredited investor status
5. Social Security Number or passport
6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?

Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, Highline Wellness has set a minimum investment amount of US $1,001.

Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Highline Wellness does not plan to list these securities on a national exchange or another secondary market. At some point Highline Wellness may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Highline Wellness either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Highline Wellness's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Highline Wellness's Form C. The Form C includes important details about Highline Wellness's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D

Investor Deck



highline wellness

Disclaimers

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Letter From The Founders.

It all started because of a common struggle the two of us share along with countless others across the country– **anxiety**.

Having experienced the positive benefits of CBD on our own mental health, we started Highline Wellness (named after the Highline NYC) to solve the problem we were facing – treating mental health and general wellness without perscription drugs – and to share this same great discovery with others conveniently and at an affordable price. We were frustrated with the consumer experience purchasing CBD products; high mark ups, long shipping times, and untrusted brands being sold in retail.

We drew on the principles of what Highline represents to the people of New York – a refuge, elevated above the chaos – and created a brand that is premium, differentiated from its surroundings and promises a better day, every day.

A simple, elevated pursuit perfectly suited for the complexities of everyday life.

We are thrilled to continue growing Highline Wellness and are excited for you to join this journey with us!

The US is facing a mental health crisis.

Even with the 2018 Farm Bill legalizing CBD for national distribution, the FDA still has not designated CBD products as GRAS (generally regarded as safe) or laid out a regulatory framework for brands to operate within.

This has led to an unregulated market that lacks trust and high-quality products.

54% of GenZ women and 45% of Millennial women report being stressed all or most of the time.

One of the main causes of declining mental health? **Lack of Sleep.**

Source: Deloitte Global 2021 Millennial and Gen Z Survey

Source: Mayo Clinic



We build high quality products that solve common problems.

Our Promise, CBD Solutions

We provide natural, affordable and effective health and CBD solutions to give everyone access to a happier, healthier and more peaceful state of mind and body through formulations specifically designed to help improve sleep and reduce anxiety.

Products that work

We create our products with only the most affective ingredients and the highest quality control standards in the industry.



Elevated Remedies for Everyday Needs.



highline wellness

We build high quality products that solve some of today’s most common problems.


highline wellness
Premium
CBD Gummies
+ Melatonin
Night

Sleep

A unique blend of CBD and Melatonin to help calm your mind, fall asleep and stay asleep.

Quick and effective relief, whether you are at home or jet setting.

Wake up without grogginess, feeling refreshed and ready to take on the day.

Great tasting and made from scratch with only high-quality ingredients.


highline wellness
Premium
CBD Oil
Mint
250mg

Calm

Great tasting hemp derived CBD oil to help calm your mind and support relaxation.

Quick and effective anytime, anywhere.

On-the-go relief for when you need just the right amount of calm and relaxation.

Great tasting, with zero sugar.


highline wellness × HBFIT
Premium
CBD Bath Bomb
3ct/300mg

Recovery

Made in collaboration with Health and Wellness Guru Hannah Bronfman's HBFIT, our Bath Bombs are packed with rich essential oils, botanicals, and minerals.

Great for recovery/soreness, inflammation and hydration.


highline wellness
Premium
CBD Gummies
+ Apple Cider Vinegar
Gut Health

Gut + Immunity

A unique blend of CBD and Apple Cider Vinegar to help improve your gut health while also promoting a calm and relaxed state of mind.

Tasty and easy to incorporate into your routine, it's easy as A-C-V!

Great tasting and made from scratch with only high-quality ingredients.

highline wellness

We act as if CBD is regulated by the FDA.



CGMP Certified Facility

Current Good Manfacturing Practices

We operate in a facility that regularly gets audited and follows the strictest protocols in food and beverage manufacturing.





Formulation Process

100 Percent Made From Scratch

All of our products are made from scratch instead of being "sprayed" like our competitors.











COA By Batch

Certificate of Analysis

Each batch of products contains it's own identifying number with testing results available to consumers.







GRAS

Compliant With Future FDA GRAS Designation

We've implemented a process that is consistent with regulated industry standards so that when CBD becomes regulated we will already be compliant.



Testing

Pre, During, Post, In-Transit

We test all of our products throughout the supply chain to ensure purity and potency.

Certifications

GMP Certified

Non-GMO

THC Free

Lab Tested

PREMIUM

Retail Expansion

Aligned With Key Partners For Immediate Expansion As Category Opens

Upon CBD being approved by the FDA & designated as GRAS (generally regarded as safe), national retails will be able to sell ingestible products for the first time. We have already been in discussion with various retailers and are in the position to expand immediately.

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements

highline wellness

We expect the FDA to designate CBD as GRAS in 2023.

What is GRAS?

Generally regarded as safe. The FDA applies this designation to allow for a regulatory framework around the products which allows for national retailers such as Whole Foods to distribute on a national basis.

Currently, national retailers are only able to sell topical products. We expect this to expand into ingestible products in 2023 when the five year edit on the 2018 farm bill is due.

Upon GRAS designation, we expect the overall CBD market size to expand 3-5x.

Therefore, we've implemented the most stringent quality control processes in the industry; we have chosen to self-regulate ourselves as if we're being regulated by the FDA so that when CBD is labeled as GRAS, we won't have to react or adjust our supply chain and hit the ground running expanding our footprint into national retailers such at Whole Foods and Target.

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements

High Value Proposition

We believe Highline Wellness is well-positioned for any potential economic downturn. Price-cutting has been seen across the industry over the past three years. Highline was ahead of the curve — we already create a premium product, at an affordable price and have successfully negotiated product costs with our suppliers to ensure our gross margins are amongst the strongest in the industry (82%). Which means we don't believe we'll need to implement the future price cuts that a lot of the industry could continue to take.



HIGHLINE WELLNESS

$.97
PER SERVING

$29
PER BOTTLE HW

COMPETITIVE SET

$1.58
PER SERVING

$51
PER BOTTLE AVERAGE CATEGORY (30 COUNT)



Note: Competitive set includes 20 of the top brands in CBD. These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

highline wellness

Once a customer tries our products, 50% stay with us.



Average LTV Per Returning Customer
$427

Returning Customer Rate
50%

Average Lifetime Profit of Returning Customers
$347

Average Cost of Acquiring a Customer (CAC)
$37

CAC/LTV Ratio
11x

5 Star Reviews
5,000+

Total Customers
84,498

Customer Reviews

★★★★★
"After a 12 hour shift I pop one of those in and I'm out like a light. So glad I found it. You won't be disappointed."

★★★★★
A friend introduced me to the Nighttime gummies and, after trying them for 5 days, ordered my own supply, along with the Anytime and the Oil. All very subtle and very appropriate for my use. I'm sleeping better (most importantly!) and am less edgy during the day.

★★★★★
"I just got the debloat and detox gummies and could not love them more; not only do they taste great, I really do feel a difference in my body and mind! Definitely will be needing a refill soon!"

 The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

highline wellness

1

2

3

4

Influencer Marketing: Building trust with authentic storytelling.

Melissa Wood Tepperberg 1



melissawoodhealth

Posts	Followers	Following
3413	1M	1789

Danielle Bernstein 2



weworewhat

Posts	Followers	Following
13.6K	3M	1592

Alyssa Lynch 3



alyssalynch

Posts	Followers	Following
1836	673K	1317

Hannah Bronfman 4



hannahbronfman

Posts	Followers	Following
5,380	952K	2,680

Rachael Kirkconnel

rachaelkirkconnel

Posts	Followers	Following
242	867K	721



Highline Wellness

highlinewellness

Posts	Followers	Following
1178	51.4K	1045



highline wellness

Buzzworthy Brand.

Highline Wellness has gained significant traction in the press — in varying lanes. From business, to health and welness, and beyond, Highline Wellness has presented a unique proposition to the customer and to the category, and the press has noticed.



ADWEEK · BuzzFeed · CANNABIS BUSINESS TIMES · COSMOPOLITAN · Daily Mail · TRAVEL+ LEISURE

GLAMOUR · EBONY · Esquire · ESSENCE · Forbes · WELL+GOOD

Harper's BAZAAR · Health · InStyle · marie claire · MAXIM · Men's Health

New York · The Observer · POPSUGAR. · VOGUE BUSINESS · REAL SIMPLE · the Strategist

SHAPE · VOGUE · ELLE MAGAZINE · REFINERY29 · Reader's Digest · E! NEWS · WWD

highline wellness

Net Revenue By Quarter.

The company was able to increase sales by more than **3x** in 2021 when compared to 2019, logging **$4.5** million in 2021 vs. **$1.5** million in 2019. Highline Wellness recently **achieved profitability starting in June 2022**, led by an improvement in product margin to 82% and a 50% improvement in return on advertising spend from 2x+ in Q1 2022 to 3.1x in Q3 2022.

Lifetime Revenue

$15.5 Million

Projected 2023 Revenue

$7.3 Million

2021 Revenue

$4.5 Million

Projected 2022 Revenue

$4.6 Million

2020 Revenue

$3.9 Million



Q1
1.15M
Q2
1.05M
Q3
942K
Q4
1.47M
Q1
1.82M
Q2
1.66M
Q3
1.48M
Q4
2.32M
2022
2023

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections. These actual figures are unaudited.

Highline Wellness is steadily growing loyal subscribers.

When a customer opts into a monthly subscription, on average they stay on the platform for 9+ orders. This is a very high margin business model that does not require additional advertising spend to retain each customer.



AVERAGE ORDERS PER SUBSCRIBER



AVERAGE QUARTERLY SUBSCRIPTIONS

highline wellness

Growth Vision.



2018 LAUNCH

2018 pre-launch: Build a brand consumers can trust through educational content. Leverage trusted influencers that share the love for the product to communicate with their audiences the benefits of CBD. Instead of taking the retail route like many of our competitors, build the brand online and create a loyal community of customers.



2022

Not only is CBD an amazing compound by itself, but it's even more effective when combined with other natural ingredients such as melatonin for sleep and B12 for energy.



2024

200k customers, sold in national retailers, working with national celebrities, expanded product line to incorporate functional mushrooms.

We view functional mushrooms as similar to CBD in the sense that they are an all-natural remedy that is associated with providing benefits around sleep, anxiety and other common issues. We see an opportunity to combine CBD and mushrooms to create an even more effective and differentiated product suite that will be highly attractive to national retailers.

We believe that in 2023 the FDA will designate CBD as GRAS as part of the five-year edit of the 2018 Farm Bill. This is the premier catalyst in the industry, allowing national retailers to sell ingestible CBD products, which will lead the overall market to grow by multiples.

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

Meet the founding team.

Co Founder & CEO



Chris Roth

Worked at Cowen and Co for seven years before Highline. Served as the deal captain on the Tilray IPO, the first cannabis company to list on the Nasdaq.

Co Founder & CFO



Brendan Rogers

Previous to Highline worked at Medidata on customer retention strategy, customer behavior analysis, and developing multi-tier strategies around optimizing LTV.

Key Strategic Advisors.



Senior Digital Marketing Expert

Baldwin Cunningham

Former co-founder of startup invested in by Gary Vee. Forbes 30 under 30.



Owner Of Shop We Wore What

Danielle Bernstein

Forbes 30 under 30 at 24 years old. Investor and advisor in several startups. NYT best selling author.



Celebrity & Influencer

Hannah Bronfman

A Health and Wellness Expert and Entrepreneur. Angel Investor in over 40 companies. Vocal advocate for social and racial justice.



Health & Wellness Expert

Alyssa Lynch

Health and wellness expert with 700k followers on instagram.

Key Investors.



Investor & Board Member

Arin Maercks

Previously C suite of several companies including hemp manufacturing.



Investor & Senior Advisor

Mike Flory

Successfully built and exited 4 online businesses.Worked at Expedia directly with the CEO before to creating his own businesses.



Investor

Mike Simpkins

Large real estate and nightlife mogul in MIA, Florida.



Investor

Jeff Solomon

CEO of Cowen and Co, a NYC based investment bank.

Raising additional capital to accelerate profitable growth.

60 %
CELEBRITIES & INFLUENCERS

Finalize deals with celebrities and influencers to scale new customer growth.

10 %
SEO

Invest in backlinking to increase website traffic.

30 %
INNOVATION

Continue to invest in product innovation.



Investment Highlights.

Highline Wellness has built a growing DTC model, with 73% gross revenue CAGR from launch in 2019 through 2021 with **gross revenue at $4.7mm in FY 2021.**

Highline Wellness established a strong recurring revenue business, making up over **67% of sales** in 2021 with an **LTV of $427 for repeat customers.**

Highline Wellness recently **achieved profitability starting in June 2022**, led by an improvement in product margin from **65% in 2021 to 82% in 2022.**

Highline Wellness' **strategic advisory board** is made up of today's most influential figures across health and wellness including **Danielle Bernstein** (@ weworewhat), **Hannah Bronfman and Alyssa Lynch.**


highline
wellness

highline wellness

Thank you for investing in the future of Highline Wellness!

EXHIBIT E

Testing The Waters Materials